Exhibit 99.3

Press Conference

Infosys Limited
Q1 FY24 Media Conference Call

July 20, 2023

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Rishi Basu (Emcee)
Corporate Communications

JOURNALISTS

Ritu Singh

CNBC TV18

Haripriya Sureban

The Hindu BusinessLine

Shilpa Phadnis

The Times of India

Chandra Ranganathan and Haripriya Suresh

Moneycontrol

Sai Ishwarbharath

The Economic Times

Ayushman Baruah

Business Standard

Uma Kannan

The New Indian Express

Sameer Ranjan Bakshi

Financial Express

Varun Vyas

Reuters

Shraddha Goled

Mint

Reshab Shaw

Informist

Rishi Basu

On behalf of Infosys, I would like to welcome all of you. We request one question, or let us say, restricted number of questions from each media house to accommodate everyone over the next hour. And with that, let me invite our Chief Executive Officer, Mr. Salil Parekh, for his opening remarks. Over to you, Salil.

Salil Parekh

Thanks Rishi and good evening, good afternoon, welcome to everyone that is here. It is always wonderful to have all of you here with us on the campus. I am sure you have seen there are a lot more people on the campus as well, and we are also benefiting from that.

We have had a very strong Q1. Our Q1 growth was solid at 4.2% year-on-year, 1% Q-on-Q in constant currency. We had 20% growth in manufacturing, 13% in life sciences. Our European business grew by 10%. Our operating margin for the quarter was strong at 20.8%.

Our large deals value for Q1 was at $2.3 bn - 56% of this was net new. This included one mega deal win. We also announced a mega deal with a value of $2 bn after the close of Q1, but before our results. With strong large deal and mega deal wins, we are building well for the future.

We are delighted that Topaz, our Generative AI platform is resonating well with our clients. We are working on 80 Generative AI projects for our clients at this time. The work we are doing, covers large language models for software development, for text, document, voice, and video.

Internally, we have developed Generative AI tools based on open-source model of Generative AI platforms that are focused on software development. We have trained 40,000 employees in this area, and we see Generative AI and Topaz being transformational for all of our clients.

In the short term, we see some clients stopping or slowing down transformation programs and discretionary work. This is especially so in financial services, in mortgages, asset management, investment banking, payments, and in telecom. We also see some impact in hi-tech industry and in parts of retail.

Even as we have won two mega deals recently, we have a strong pipeline of large and mega deals. We see revenue from some of these and other large deals towards the later part of our financial year. Keeping that in mind, we are changing our revenue growth guidance for this financial year to growth of between 1% to 3.5% in constant currency.

We have launched a broad comprehensive margin expansion program. The program will work across five areas: pyramid efficiency, automation, improvements in critical portfolios, reducing indirect costs, and communicating and deriving value across our portfolio.

We have an ambition to improve our operating margins in the future periods. Our operating margin guidance for this financial year remains unchanged at between 20% and 22%.

With that, let us open it up for questions. Rishi.

Rishi Basu

Thank you, Salil. We will now open the floor for questions. Joining Salil is Mr. Nilanjan Roy, Chief Financial Officer, Infosys. With that, we have the first question from Ritu Singh from CNBC TV18.

Ritu Singh

Hi.. The first question, of course, is on your guidance cut. It was a steady quarter for Infosys, whether it is the constant currency growth, the mega deals that you have announced, couple in the quarter and after the quarter close. And your TCV is also higher than the previous quarter. What has so drastically changed in the last three months for you to cut your guidance from 4% - 7% to 1% - 3.5%, and given that top-line you are expecting lower now for the year, how are you confident of maintaining margins at 20% to 22% for the year? That is the first question.

And also, you know, your commentary from clients in terms of when you see, revival in your discretionary spends from whether it is BFSI, retail, hitech all these areas of concern that you have outlined. And your net employee reductions for the last couple of quarters, that has also been coming down. So, we wanted to understand what your hiring plans are? We understand you have already deferred pay hikes for some of the employees, if you could give us a sense on that? Thank you.

Salil Parekh

On the first point, on the revenue growth guidance, we have, as you rightly pointed out, had a good Q1. We have had good large and mega deals. We have also seen some of these deals, the signings and the start dates being delayed. With that, we see a lot of that revenue from that sort of large and mega deals towards the later part of the financial year. And through the quarter, we have seen volumes in some of our clients, in the industries that I shared, were impacted where they were reducing transformational projects or slowing down decision making. So, when we combined those two and we looked out for the full year, we saw that sort of a range in terms of the growth guidance and decided that we should change our growth guidance.

Rishi Basu

Thank you. We will try to come back to you.

Ritu Singh

That did not answer my question.

Salil Parekh

On the margin, we have an extremely strong discipline for our operating margin. We have put in place this expanded margin program that I was referring to. There are five elements of that program, each of them being driven to make sure we have efficiency. You have also seen utilization in Q1 go up, and we will continue to see that with all the focus we are putting into productivity. We are also looking at reducing, within those five elements, indirect spends, and cuts of that nature. So, we feel comfortable with our operating margin guidance. And our operating margin for Q1 at 20.8% was more towards the middle part of that range.

Ritu Singh

We have seen a reduction in the headcount for the last couple of quarters, keeping that in mind, what are your hiring plans for the year?

Salil Parekh

So, we still have a target for recruiting for the year, but we will see how that plays out with respect to, what are the changes in terms of the demand environment and what we do in terms of the attrition numbers that we are seeing. The attrition that we saw in the quarter was stable versus last quarter. Our trailing last 12-month attrition is down to around 17%. So, we see that driving some of the decisions on the recruitments.

Ritu Singh

What did you say, your target for hiring for the year was?

Salil Parekh

We have not given that target. We said, we will look at that based on what that demand environment looks like and how we see the rest of the year playing out.

Rishi Basu

Thanks, Ritu. The next question is from Haripriya Sureban from The Hindu Business Line.

Haripriya Sureban

What is it just for the transformational deals that you are seeing? Or has it translated to the cost takeout kind of - regular kind of deals as well? And given that AI, you have mentioned, you have many active projects, do you think that will sort of help you with margins as well, given that it is coming at a higher price point?

Salil Parekh

So, on the first, the decision making we see has slowed down across large programs. The way a lot of the transformation programs that are running today, they are funded from cost efficiency that comes through that program itself. So overall, the decision making sometimes is slowing down. And we are seeing the start dates in terms of where some of these programs are likely to start, more towards the back end of the year. And that is the reason we are seeing the revenue impact through the year.

On Generative AI, we are excited to be doing 80 projects. AI programs generally have a good margin. They have a lot of work which is focused on enhancing productivity, driving new areas of growth. But at this stage, it is a start. So, we will see when that scales up what the impact of margin is.

Rishi Basu

Thank you. The next question is from Shilpa Phadnis from The Times of India.

Shilpa Phadnis

Hello Sir. If you just look at your sequential revenue growth of 1%,

On an annualized basis, you could have grown at 4% and your guidance is sub-par. So, I just wanted to understand from you, are there deep client concerns that has, you know, made Infosys scale down the guidance significantly?

Salil Parekh

So, the discussion on the guidance is sort of similar. We have seen many of these large and mega deal wins really give us much more confidence in the way clients are working with us, especially on cost efficiency, even with financial services, when we announce on transformation and also consolidation. However, there have been delays in the start of some of these programs and the decision-making in those.

Coupled with that, we have also seen some of the volume during the quarter coming down because of clients in the industries that I mentioned, so financial services, asset management, payments, mortgages, telco, etc., in those specific industries, reducing their volume of work. And those two things have combined for reducing the guidance.

Shilpa Phadnis

I had one more question on your deal win. You spoke about the $2 bn deal win. Would that qualify as Infosys' biggest win that could potentially surpass Daimler?

Salil Parekh

So first, we are now sharing the deal value making sure that that is aligned to the regulations that are there. For the past, we have actually never shared the deal value. So, it will be difficult to compare that.

Shilpa Phadnis

And one last thing on the headcount, Sir. The sector itself is going through a lot of people challenges, you know, deferments of hikes and increments. So, if you can please clarify, what is the kind of hikes that you plan to roll out this year? Is it going to be deferred at all levels? We are getting to hear that senior level hikes are getting deferred. Can you please throw some light on that?

Nilanjan Roy

Yes. So actually, on the compensations, we are actively under consideration as we speak. So, I am sure, you will hear of it even before we finalize that, but it is under active consideration.

Rishi Basu

Thank you. The next question is from Chandra Ranganathan and Haripriya Suresh from Moneycontrol.com.

Chandra Ranganathan

Hi. Salil, you know, on the guidance, again, I wanted to understand what has changed in one quarter, 4%-7% to, you know, 1%-3.5%, any specific ramp-downs that you are seeing, what exactly is happening? And when we spoke to other managements, they say that, even though transformative programs, discretionary has slowed down, clients are still going in for short-term ROI projects. So, you know, is that something that you are looking at in the pipeline?

Secondly, Nilanjan, on the hikes, you said it is under consideration, by when do you expect to announce?

Haripriya Suresh

Hi, also wanted to get some perspective on your, you have seen some top level exits recently as well. Is that a matter of concern? And what are you doing to sort of stem top level attrition? Just wanted to understand that.

Salil Parekh

So, the first question on the guidance, I think the way we have seen it is, what we saw in the start of the quarter, we had a certain view of where our large and mega deals were in terms of, when they would close and when some of that work would start. Plus, what was the volume on the other programs, on the transformation programs, on the digital programs, on our overall volume of work across the portfolio.

What we saw is some of the start dates for the large deals, the mega deals were more later in the year. And the decision making, even as we have announced two of them, we still have some in our pipeline and we will see those over the course of the year as the pipeline evolves, and the volume which we saw the changes in for many discretionary projects or some of the transformation work.

Combining all of that is where we decided that this was the guidance in terms of the growth that we could see today in terms of the outlook. What we do see is, as we look towards the back end of the year, much more growth orientation, because some of these deals will at that stage start to deliver their revenue as well.

Chandra Ranganathan

Short term, are you seeing more, the nature of the deals becoming more short term, ROI, cost takeout?

Salil Parekh

Yes, so we are definitely seeing consolidation, cost efficiency, automation, but we are not seeing short term, meaning short projects like that. But those are the types of deals we are seeing which is more focused on the efficiency as opposed to transformation.

On the compensation, Nilanjan will come, I will just go with the third one first. We have seen, we have announced and rolled out our new leadership structure within the company. We have the great fortune of having incredible leadership talent within the company. And each of them, several of them are stepping up into new roles, driving the growth of this business.

As you can see from these two mega deals and other large deals, overall strength of the business, those people have stepped in, and my sense is Infosys will continue to produce those sort of leaders.

Nilanjan Roy

Yes, so I think, like I said, this is under consideration, so we will come back on the timing etc., but as of now, we are looking at it. We are looking at it as we speak.

Rishi Basu

Thank you. The next question is from Sai Ishwar from the Economic Times.

Sai Ishwarbharath

Hello, gentlemen. So, Salil, you were talking about the fall in volumes across the portfolio, right? So, what exactly is the reason for this fall in volume? Are clients fearing the recession and tightening their spends. And I just wanted to ask about the $100 mn-plus clients, it is falling by 2 sequentially. So, is that because of the ramp-down or is it because of projects getting completed? Thank you.

Salil Parekh

On the first one, the volumes, there mainly, it is clients in the industries that I was referencing, trying to maintain their cost discipline to reduce what they consider discretionary in the short term. So, we see many of these sorts of actions, for example, in mortgages and financial services, or we see that in telecom, or we see that in investment banking, or we see that in hitech. Those are the sorts of projects that typically have got less attention in Q1.

Sai Ishwarbharath

So, have you priced in, like you said a lot of these start dates are baked in the second half of the year, right? So, the guidance now has baked in all the expected revenues, or do we see any improvement in guidance?

Salil Parekh

What we have announced as our wins on large deals and mega deals that is already in the guidance we have given. As we go through the year, as there are more events in terms of wins, we will see what impact that has. There could be impacts which are positive there could be impacts, depending on some of things, gets delayed or not. But as of what we see today is what we have put into the guidance.

Nilanjan Roy

On those two, I mean, I cannot specifically comment on those two specific clients. But generally, as Salil said, the overall impact had a discretionary spend cut rather than any projects fundamentally getting over, that is the general theme.

Sai Ishwarbharath

So, they shifted one bucket lower?

Nilanjan Roy

Yes, they shifted. So, if you see above 50, that is not changed.

Rishi Basu

Thank you, Sai. The next question is from Ayushman Baruah from the Business Standard.

Ayushman Baruah

Hi. A lot has been spoken about AI, so keen to know, what percentage of deals are AI led? Do you see a component of AI in majority of the deals? Is AI integrated in most of the deal conversations that you have? That is first.

And secondly, on the pricing, are you seeing any pricing pressure as such? Thank you.

Salil Parekh

On pricing, Nilanjan will come back on that. On AI, first, we do not disclose the percentage of AI within our portfolio. However, AI or Generative AI is really transformative, and it is something that is changing everything that is going on. For example, we are doing work, which is related to software development, which is related to new code enhancements, migration, maintenance that covers the spectrum of the work that we do. And it is also related to other areas, for example, voice, video, text. These are areas where we do work, which is expanding the type of work we are doing. So, my sense is Generative AI is really going to transform everything that is happening within our portfolio. And Topaz that we have launched, being the leading platform or set of capabilities for Generative AI, I think will make a huge impact. Having 80 active projects is a massive step and it is moving with rapid speed.

Nilanjan Roy

The pricing environment remains quite stable. We have seen in some places, we are able to get some increases from cola, etc. Some cases isolated again, you get some discounts, but by and large it is a very stable environment.

Rishi Basu

Thank you. The next question is from Uma Kannan from The New Indian Express.

Uma Kannan

Good evening, gentlemen. You said, there are some softeners in verticals like BFSI, hitech. So, will this continue, or will it be better going forward in H2? And I also want to know, where are the headwinds coming from? And is it really paradoxical times for the IT industry as such?

Salil Parekh

So there, on the first part, what we look at is, what we see within our portfolio on a daily, weekly, monthly basis. It is, from our perspective, not something we look at as to when something will stop or not stop. We have within our portfolio, work that we can do on digital transformation, cloud, Generative AI, which are really growth drivers in the market. When clients or industries are looking at that we are ready with that, and we have that as one of our growth engines.

On the other hand, when clients are looking at cost, efficiency, consolidation, we also have deep capability in that, and that is some of these wins that you have seen, that we have announced, are reflective of that. So that is what will kick in, in the other side, but we do not have a specific view on when something will change in that.

Rishi Basu

Thank you. The next question is from Sameer Bakshi from the Financial Express.

Sameer Ranjan Bakshi

Hello, Sir. So, in these times, do you see challenges in winning smaller deals, when there is a cut in discretionary spend? And the second one is, when your peers are focusing on Europe, why are you not able to consolidate the European market? Your revenue has fallen by 2%. Thank you.

Salil Parekh

In Europe,I will come to that, on a constant currency basis, we are at a growth of 10%. So, Europe, in fact, you are absolutely right, is an area, we have a lot of attention and focus on. And in many of those markets, we are expanding quite well.

On the smaller projects, we do not see a difference. We are comfortable to win larger programs and smaller programs. It is just that there are some, which are more, not smaller but more discretionary from the perspective of a client, which is where we see some of the volume impact. On the larger mega deals, actually we are seeing very good traction in the two wins but also a good pipeline of large and mega deals.

Rishi Basu

Thank you. The next question is from Varun Vyas from Reuters News.

Varun Vyas

Hello. I was wondering if you could tell me, if the results missed the company's own expectations and when you might see some recovery? And could you explain how you classify large and mega deals? Like, is there a certain threshold above which a deal is considered that?

Salil Parekh

So, the way we see this, we find that when we look at things like Generative AI or if you look at the mega deals or the large deals, we see very good traction and momentum. When we see volumes on discretionary projects, we see some of those slowing down. So, in that sense it is not one size that fits all, we are seeing really good traction on the former. In terms of classification, it is $50 mn or larger that is classified within our system as large deal, and $500 mn or larger is a mega deal.

Varun Vyas

I was wondering, if you could also tell me what kind of variable pay you are paying.

Salil Parekh

So, we do not comment on that externally.

Rishi Basu

Thanks, Varun. The next question is from Shraddha Goled from the Mint.

Shraddha Goled

Hi, good evening. I wanted to ask about the Generative AI training that you mentioned. About 40,000 employees are being trained. So, what kind of training are they undergoing, more details on that? And also wanted to know, if any Generative AI apps or tools are being used internally for any of the operations or functions?

Salil Parekh

So, on the training, we are working with clients on both open-source Generative AI platforms and proprietary Generative AI platforms. These span from different tech companies. Our training internally is on many of these different platforms. Plus, we have built some tools on an open-source Generative AI platform that we are using internally for areas where we do software development. For example, in our products business, in some other areas of services, where we are doing new code development, enhancements or migration.

So for all of those we have built some tools on open-source platforms. So, the training is on those elements of those platforms. We have in fact, rolled out what we call ‘AI assistance’ for our employees where the employees are focused on delivery work, which is in the software development area, on the sales work, on training, on knowledge management, on different components of the work. So, for us, really, we are becoming an AI-first company, driving through the change internally as well as externally.

Shraddha Goled

Are you also using for your internal operations?

Salil Parekh

Yes, absolutely. So those are the ones which we are using internally as well.

Rishi Basu

Thanks, Shraddha. The next question is from Reshab Shaw from The Informist.

Reshab Shaw

Hi, gentlemen. We have seen utilization going up by 2 basis points and attrition coming down. What stopped us from reaching the upper end of the margin guidance?

Nilanjan Roy

Yes. So, I think guidance of 20% to 22%, I mean, we ended the year as you know at 21% for the full year and for the quarter. So, at 20.8%, it is about a 20-basis points reduction. We know, we have levers available, like utilization is definitely, one of them. And the program which we have put into place has actually got five pillars.

The first is automation through Generative AI. The second is a much more beneficial hierarchy index. The third is through more critical portfolio of projects. Fourth is value-based selling, the pricing, and the fifth is a whole indirect cost initiative. So, this is a five-pillar holistic approach we are taking. It has got about 20 tracks and it is being led by Jayesh.

So, we have 30 leaders leading all these tracks. And definitely the aspiration is to continue to grow our margins in the medium term and long term.

Rishi Basu

Thank you. With that, we come to an end of this Q&A session. We thank our friends from media for being here today. Thank you Salil. Thank you Nilanjan.

Before we conclude, please note that the archived webcast of this press conference will be available on the Infosys website and on our YouTube channel later today. We request our friends from media to join us for high tea outside. Thank you once again. Have a lovely evening.